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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2015

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D	Page 2 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101	Schedule 13D	Page 3 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D	Page 4 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D	Page 5 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D	Page 6 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D	Page 7 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D	Page 8 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 819047 101	Schedule 13D	Page 9 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,194,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D	Page 10 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,214,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D	Page 11 of 21 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,223,322
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,223,322
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,203,322
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.4% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of February 4, 2015
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D	Page 12 of 21 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), LGP Malted Coinvest LLC, a Delaware limited liability company (“Malted”), GEI Capital VI, LLC, a Delaware limited liability company (“Capital”), Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot”), J. Kristofer Galashan, and Jonathan D. Sokoloff (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.5 (the “Joint Filing Agreement”).

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s A-Common the Issuer effected certain organizational transactions involving its capital structure (the “Reorganization”), amending and restating the operating agreement of SSE Holdings, LLC, a Delaware limited liability company (“SSE Holdings”) to exchange all then-outstanding membership interests in SSE Holdings for a new class of common membership interests in SSE Holdings (the “LLC Interests”). In connection with the closing of the IPO, GEI VI and GEI Side VI exchanged the LLC Interests they held indirectly for shares of A-Common on a one-to-one basis. GEI VI and Malted retained their LLC Interests and were issued shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common” and, together with the A-Common and LLC Interests, the “Equity Interests”) on a one-to-one basis with the number of LLC Interests they owned, for nominal consideration. Shares of B-Common, when combined with an LLC Interest, are redeemable from time to time at the option of the holders thereof for shares of A-Common (or, at the Issuer’s option, for cash) pursuant to the terms of the Third Amended and Restated Limited Liability Company Agreement of SSE Holdings (the “SSE Holdings LLC Agreement”), and subject to the expiration of the lock-up period described in Item 4.

As of the date of this statement, (i) GEI VI is the record owner of 137,011 shares of A-Common and 5,371,902 shares of B-Common, (ii) GEI Side VI is the record owner of 3,283,314 shares of A-Common, and (iii) Malted is the record owner of 402,095 shares of B-Common. GEI VI’s principal business is to pursue investments, and GEI Side VI is an affiliated fund of GEI VI. Malted’s principal

CUSIP No. 819047 101	Schedule 13D	Page 13 of 21 Pages

business is to invest in securities of the Issuer. Capital is the general partner of GEI VI and GEI Side VI. Capital’s principal business is to act as the general partner of GEI VI and GEI Side VI. Holdings is a limited partner of GEI VI and GEI Side VI. Holdings’ principal business is to serve as a limited partner of GEI VI and GEI Side VI. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VI, GEI Side VI, and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Malted and other similar entities. Due to their relationships with GEI VI, GEI Side VI, and Malted, each of Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the A-Common and B-Common beneficially owned by GEI VI, GEI Side VI, and Malted. As such, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of common stock. Each of Capital, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of common stock.

Jonathan D. Sokoloff directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, and/or Peridot. Mr. Sokoloff is a director of the Issuer and may be deemed to have shared voting and investment power with respect to the shares of common stock beneficially owned by GEI VI, GEI Side VI, and Malted. As such, Mr. Sokoloff may be deemed to have shared beneficial ownership over such shares of common stock. Mr. Sokoloff, however, disclaims beneficial ownership of such shares of common stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI VI, GEI Side VI, Malted, Capital, Holdings, LGP, LGPM, or Peridot.

Mr. Sokoloff is a partner of LGP and a member of the board of directors of the Issuer. Mr. Galashan is a principal of LGPM.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

CUSIP No. 819047 101	Schedule 13D	Page 14 of 21 Pages

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Galashan, is organized under the laws of Delaware. Mr. Sokoloff is a United States citizen. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan, Michael J. Kirton, and Adrian Maizey is a United States citizen. Each of Messrs. Galashan and Kirton is a Canadian citizen. Mr. Maizey is a UK and South African citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Initial funding for the acquisition of the Reporting Persons’ interests in SSE Holdings which were converted to LLC Interests in the Reorganization was obtained from capital called from GEI VI, GEI Side VI, and cash provided by the investors in Malted.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired, and presently hold, the Equity Interests for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors.

The Issuer, SSE Holdings, GEI VI, GEI Side VI, Malted (GEI VI, GEI Side VI, and Malted, collectively, the “LGP Stockholders”), and certain other parties (the LGP Stockholders and such certain other parties, collectively, the “Voting Group”) entered into a Stockholders Agreement (the “Stockholders Agreement”) which was effective as of the closing of the IPO and which contains specific rights, obligations, and agreements of such owners of A-Common and B-Common.

Under the Stockholders Agreement, the members of the Voting Group have agreed to take all necessary action, including by voting at any annual or special meeting of stockholders, so as to ensure that the composition of the Issuer’s board of directors and its committees is as required by the Stockholders Agreement. The Stockholders Agreement is discussed in further detail in Item 6, and filed as Exhibit 7.1.

Prior to the closing of the IPO, the Issuer and the owners of SSE Holdings (the “Original SSE Equity Owners”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with respect to the Issuer’s securities. The Registration Rights Agreement provides the Original SSE Equity Owners certain registration rights with respect to securities of the Issuer. For further information, see Item 6, and the Registration Rights Agreement filed as Exhibit 7.2.

Each of GEI VI, GEI Side VI, and Malted (collectively, the “Investors”) has agreed, pursuant to a lock-up agreement with the underwriters to the IPO (the “Lock-up Agreement”),

CUSIP No. 819047 101	Schedule 13D	Page 15 of 21 Pages

that for 180 days following the date of the prospectus with respect to the IPO they will not, subject to limited exceptions, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or, in the case of the Issuer, file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of A-Common or B-Common, or any securities convertible into or exercisable or exchangeable for shares of A-Common or B-Common. The Lock-up Agreement is discussed in greater detail in Item 6.

Except as disclosed in this Item, none of the Investors, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned

GEI VI	9,223,322	0	9,194,322	25.4%

GEI Side VI	9,223,322	0	9,194,322	25.4%

Malted	9,223,322	0	9,194,322	25.4%

Jonathan D. Sokoloff	9,223,322	20,000	9,214,322	25.4%

J. Kristofer Galashan	9,223,322	9,000	9,203,322	25.4%

Other Reporting Persons	9,223,322	0	9,194,322	25.4%

* All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)	Other than the shares reported herein, which include shares acquired by Messrs. Sokoloff and Galashan in the Issuer’s directed purchase program, none of the Reporting Persons has effected any transactions involving the A-Common in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 819047 101	Schedule 13D	Page 16 of 21 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Immediately prior to the closing of the IPO, the Issuer effectuated the Reorganization (as described more fully in Item 2), resulting in, among other things, certain Reporting Persons receiving shares of the Issuer’s A-Common, and certain other Reporting Persons holding LLC Interests.

Under the Stockholders Agreement, for so long as the LGP Stockholders own in the aggregate at least 50% of the number of shares of A-Common and B-Common they held as of February 4, 2015 (the “Minimum Threshold”), the Issuer and the Voting Group must use reasonable best efforts to include one individual designated by the LGP Stockholders (the “LGP Designee”) in the slate of nominees for election as directors. Jonathan D. Sokoloff is the current LGP Designee to the Issuer’s board of directors. If the LGP Stockholders ownership of the Issuer’s securities falls below the Minimum Threshold, the LGP Stockholders must use their reasonable best efforts to cause the LGP Designee to offer his or her resignation. The Stockholders Agreement is also discussed in Item 2, and is filed as Exhibit 7.1.

Pursuant to the Registration Rights Agreement, the Investors hold “demand” registration rights exercisable commencing 180 days after the closing of the IPO (concurrently with the expiration of the lock-up period), whereby they may require the Issuer to use reasonable efforts to register either their shares of A-Common received in connection with the IPO, or received in exchange for shares of B-Common and LLC Interests redeemed by the Issuer, for resale under the Securities Act. The Registration Rights Agreement also provides the Investors with piggyback registration rights. For further information, see Item 4, and the Registration Rights Agreement, filed as Exhibit 7.2.

Pursuant to the Lock-Up Agreement, each Investor has agreed that for 180 days after the closing of the IPO it will not, subject to limited exceptions, take or propose to take actions to transfer to another, all or a portion of the economic consequences of ownership of A-Common, B-Common, or any securities convertible into A-Common or B-Common. The Lock-Up Agreement is also discussed in Item 4.

The Issuer entered into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with SSE Holdings and the Continuing SSE Equity Owners dated as of the closing of the IPO that provides for the payment by the Issuer to the Continuing SSE Equity Owners of 85% of the

CUSIP No. 819047 101	Schedule 13D	Page 17 of 21 Pages

amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of (i) increases in the tax basis of assets of SSE Holdings resulting from redemptions or exchanges of LLC Interests or any prior sales of LLC Interests and (ii) certain other tax benefits. For further information, see the Tax Receivable Agreement filed as Exhibit 7.3.

The SSE Holdings LLC Agreement provides holders of B-Common and LLC Interests a redemption right to have their B-Common and LLC Interests redeemed for shares of A-Common on a one-for-one basis, or cash (at the Issuer’s discretion), as set forth in the SSE Holdings LLC Agreement. For further details, please see the SSE Holdings LLC Agreement filed as Exhibit 7.4.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders Agreement, the Registration Rights Agreement, the Tax Receivable Agreement, and the SSE Holdings LLC Agreement filed herewith as Exhibits 7.1, 7.2, 7.3, and 7.4 respectively and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 2, filed with the Securities and Exchange Commission on January 28, 2015).

7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 2, filed with the Securities and Exchange Commission on January 28, 2015).

7.5	Joint Filing Agreement, dated February 9, 2015.

7.6	Identification of Members of the Group, dated February 9, 2015.

7.7	Power of Attorney, dated February 9, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 18 of 21 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of February 9, 2015

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Manager

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Manager

LGP Malted Coinvest LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

GEI Capital VI, LLC

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Manager

Green VI Holdings, LLC

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Manager

CUSIP No. 819047 101	Schedule 13D	Page 19 of 21 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Executive Vice President and Managing Partner

LGP Management, Inc.

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

Peridot Coinvest Manager LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff
Executive Vice President
and Managing Partner

/S/ JONATHAN D. SOKOLOFF
Jonathan D. Sokoloff

/S/ J. KRISTOFER GALASHAN
J. Kristofer Galashan

CUSIP No. 819047 101	Schedule 13D	Page 20 of 21 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.4 to Shake Shack Inc.’s Form S-1 Amendment No. 1, filed with the Securities and Exchange Commission on January 20, 2015).

7.2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Shake Shack Inc.’s Form S-1, filed with the Securities and Exchange Commission on December 29, 2014).

7.3	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.1 to Shake Shack Inc.’s Form S-1 Amendment No. 2, filed with the Securities and Exchange Commission on January 28, 2015).

7.4	Form of Third Amended and Restated LLC Agreement of SSE Holdings, LLC (incorporated by reference to Exhibit 10.3 to Shake Shack Inc.’s Form S-1 Amendment No. 2, filed with the Securities and Exchange Commission on January 28, 2015).

7.5	Joint Filing Agreement, dated February 9, 2015.

7.6	Identification of Members of the Group, dated February 9, 2015.

7.7	Power of Attorney, dated February 9, 2015.

CUSIP No. 819047 101	Schedule 13D	Page 21 of 21 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Todd M. Purdy	Senior Vice President
Michael S. Solomon	Senior Vice President
W. Christian McCollum	Senior Vice President
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Adrian Maizey	Chief Operating Officer and Secretary
Lily W. Chang	Vice President – Portfolio Services
Lance J.T. Schumacher	Vice President – Tax
Reginald E. Holden	Vice President – Procurement
Usama N. Cortas	Principal
J. Kristofer Galashan	Principal
Alyse M. Wagner	Principal
Michael J. Kirton	Vice President
Adam T. Levyn	Vice President
Paras Mehta	Vice President
Jeffrey Suer	Vice President
John J. Yoon	Vice President